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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                                   ----------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

            REPORT ON FORM 6-K DATED FOR THE MONTH OF NOVEMBER, 2006

                                   ----------

                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

                                   ----------

                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  November 16, 2006
                                        By:     /s/ David Bar-Yosef
                                                ------------------------------
                                                David Bar-Yosef
                                                Legal Counsel and Secretary

FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT

Investor Relations Contacts:
Jeffrey Goldberger / Marybeth Csaby          Roni Gavrielov / Asaf Porat
KCSA Worldwide                               KM / KCSA Investor Relations
212-896-1249 / 212-896-1236                  +972-3-516-7620
jgoldberger@kcsa.com / mcsaby@kcsa.com       roni@km-ir.co.il / asaf@km-ir.co.il

                       SHAMIR OPTICAL INDUSTRY LTD REPORTS
                           THIRD QUARTER 2006 RESULTS

KIBBUTZ SHAMIR, ISRAEL, NOVEMBER 16TH, 2006 - Shamir Optical Industry Ltd (Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced its financial results for the third quarter ended on September 30th, 2006.

For the third quarter of 2006, revenues were $24.1 million, an increase of 23.8% compared to revenues of $19.4 million for the third quarter of 2005. Gross profit for the quarter was $12.9 million, or 53.7% of revenues, compared to gross profit of $10.8 million, or 55.7% of revenues, in the same period last year.

Operating income was $1.4 million, or 5.8% of revenues, for the third quarter of 2006, compared to $2.6 million, or 13.4% of revenues, in the same period last year. The combined effect of efforts to solidify Shamir's new operations in Turkey and mainly in France, and a temporary interruption at its Israeli manufacturing facilities due to the crisis in the region, resulted in a decrease in operating income of approximately $2.0 million in the quarter.

Net income for the quarter was $1.3 million or $0.08 per diluted share compared to net income of $1.9 million or $0.12 per diluted share for the comparable period in 2005.

Excluding the effects of non-cash stock-based compensation expenses, for the third quarter of 2006, operating income was $1.8 million, or 7.5% of revenues, compared to $2.7 million or 14.1 % of revenue in the same period last year. The reconciliation of GAAP operating income to adjusted operating income is set forth below in this release.

Excluding the effects of non-cash stock-based compensation expenses, net income for the quarter was $1.7 million, compared to $2.1 million for the comparable period in 2005. The reconciliation of GAAP net income to adjusted net income is set forth below in this release.

For the third quarter of 2006, revenues from the sale of lenses were $22.4 million, and revenues from design services were $1.7 million.

The breakdown of Shamir lens sales during the third quarter was as follows:

     o    Sales to Europe through Altra were approximately $13.2 million.

     o Sales in the United States through Shamir Insight Inc., were approximately $5.8 million.

     o Sales to the rest of the world, and sales to other lens manufacturers, were approximately $3.4 million.

As of September 30, 2006, Shamir had cash, cash equivalents and short-term investments of approximately $36.4 million.

Commenting on the results, Giora Ben-Zeev, Chief Executive Officer and President of Shamir said, "We continued to make considerable progress in penetrating new geographic markets as well as gaining increased market share within our existing markets as evidenced by the strong top-line results that Shamir achieved during the third quarter. Much of this success can be attributed to the growing presence and recognized quality of the Shamir brand within the progressive lens industry."

"I am especially pleased with the achievements and robust sales growth of Shamir Insight Inc., our subsidiary in the United States. We also continued to make progress in Europe and to deal with the manufacturing difficulties we experienced in the second and third quarter in our laboratory in Portugal."

"We did, however, incur high level of sales and marketing expenses, particularly in France, which we believe will enable us to penetrate and to achieve our growth goals in the French market. We also incurred certain operational costs because of the temporary interruption in manufacturing at our Northern Israel facility this past summer."

"During the quarter, we completed the acquisition of a 26% interest in a laboratory in Mexico with the option to purchase up to a 51% interest. This acquisition will strengthen Shamir's global presence in a rapidly growing region of the world."

"Overall, I am very pleased with the effort put forth by the entire Shamir team to position the Company for long-term success."

Mr. Ben-Zeev concluded, "We have increased our expectations for revenue growth from earlier estimates of 13-19%, to a range of 17-21% for the year 2006. However, due to the previously mentioned factors, we are reducing our guidance for annual GAAP net income to $6.5 - $7.5 and annual non-GAAP net income to $8.0 million - $9.0 million".

CONFERENCE CALL

Shamir has scheduled a conference call for 9 a.m. EDT today, November 16th, to discuss the third quarter results. To participate in the call, please dial 888-802-8571 (U.S. and Canada), or 973-582-2794 (International). The ID code for the conference call is 8062372. For those unable to participate there will be a replay available from 12:00 p.m. EDT on November 16, 2006 through 11:59 p.m. EDT, November 23, 2006. To listen to the replay, please call: 877-519-4471 (U.S. and Canada), 973-341-3080 (International). The ID code for the replay is 8062372.

The call will be available as a live, listen-only webcast at www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

ABOUT NON - GAAP FINANCIAL MEASURES

This press release includes financial measures defined as non-GAAP financial measures by the Securities and Exchange Commission: adjusted operating income and adjusted net income. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. The management of Shamir believes that adjusted operating income and adjusted net income provide meaningful supplemental information. These numbers exlude the non-cash one-time charge related to tax effects from the change in structure of Shamir from an A.C.S. into an Israeli limited liability company in 2005, and the effect of non-cash stock-based compensation expenses.

ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: The conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.


                               (Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                As of         As of
                                                             December 31,  September 30,
                                                              ---------      --------
                                                                2005           2006
                                                              ---------      --------
                                                                            (Unaudited)
Cash and cash equivalents                                     $  27,502      $ 18,139
Short-term investment                                            14,474        18,274
Trade receivables (1)                                            17,230        22,964
Other receivables and prepaid expenses                            3,648         5,895
Inventory                                                        19,735        30,693
                                                              ---------      --------
  TOTAL CURRENT ASSETS                                           82,589        95,965

LONG-TERM INVESTMENTS:
Severance pay fund                                                2,032         2,483
Long-term loan to a related party                                   311           786
Investments in affiliates                                           679         3,357
                                                              ---------      --------
  TOTAL LONG-TERM INVESTMENTS                                     3,022         6,626

PROPERTY, PLANT AND EQUIPMENT, NET                               19,903        27,158
OTHER ASSETS                                                      4,402         5,513
GOODWILL                                                          6,745         6,801
                                                              ---------      --------
  TOTAL ASSETS                                                $ 116,661      $142,063
                                                              =========      ========

CURRENT LIABILITIES:
Short-term bank credit and loans                              $   8,403      $ 12,415
Current maturities of long-term loans                             2,447         4,063
Trade payables                                                    8,072        10,989
Accrued expenses and other liabilities                            8,996        10,833
                                                              ---------      --------
  TOTAL CURRENT LIABILITIES                                      27,918        38,300

LONG-TERM LIABILITIES:
Long-term loans                                                  10,637        19,875
Accrued severance pay                                             2,256         2,791
Deferred income taxes                                               886         1,089
                                                              ---------      --------
  TOTAL LONG-TERM LIABILITIES                                    13,779        23,755

MINORITY INTERESTS                                                3,576         2,171
                                                              ---------      --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
  Authorized: 100,000,000 shares at December 31, 2005 and
September 30, 2006; Issued and outstanding: 16,256,514
shares at December 31, 2005 and September 30, 2006                   37            37
Additional paid-in capital                                       65,055        65,278
Deferred stock compensation                                        (882)            -
Accumulated other comprehensive income                              429           714
Retained earnings                                                 6,749        11,808
                                                              ---------      --------
  TOTAL SHAREHOLDERS' EQUITY                                     71,388        77,837
                                                              ---------      --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 116,661      $142,063
                                                              =========      ========

(1) Net of allowance for doubtful accounts of $ 474 and $ 720 as of December 31, 2005 and September 30, 2006, respectively.

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                    Three Months Ended         Nine Months Ended
                                                       September 30,             September 30,
                                                 ----------------------      ----------------------
                                                   2005          2006          2005          2006
                                                 --------      --------      --------      --------
                                                (Unaudited)   (Unaudited)   (Unaudited)   (Unaudited)
Revenues, net                                    $ 19,440      $ 24,070      $ 60,291      $ 71,843
Cost of revenues                                    8,606        11,153        27,365        31,933
                                                 --------      --------      --------      --------
Gross profit                                       10,834        12,917        32,926        39,910

Operating Expenses:
     Research and development costs                   429           599         1,275         1,740
     Selling and marketing expenses                 6,001         8,043        17,194        24,336
     General and administrative expenses            1,801         2,867         4,964         8,014
                                                 --------      --------      --------      --------
Total operating expenses                            8,231        11,509        23,433        34,090
                                                 --------      --------      --------      --------
Operating income                                    2,603         1,408         9,493         5,820

Financial expenses (income) and other, net            (46)           (7)         (140)          270
                                                 --------      --------      --------      --------
Income before taxes on income                       2,649         1,415         9,633         5,550
Taxes on income                                       793           610         3,405         2,263
                                                 --------      --------      --------      --------
Income after taxes on income                        1,856           805         6,228         3,287

Equity in losses of affiliates, net                     -            16             -            95
Minority interest in earnings (losses) of
    subsidiaries                                      (86)         (524)          264        (1,867)
                                                 --------      --------      --------      --------
Net income                                       $  1,942      $  1,313      $  5,964      $  5,059
                                                 ========      ========      ========      ========


Non-GAAP adjustment:
     Non-cash tax expenses related to change
     of tax status                                      -             -          (414)            -
     Stock based compensation, net                   (109)         (393)         (369)       (1,105)
                                                 --------      --------      --------      --------
Non-GAAP net income                              $  2,051      $  1,706      $  6,747      $  6,164
                                                 ========      ========      ========      ========

Net earnings per share:
     Basic                                       $   0.12      $   0.08      $   0.39      $   0.31
                                                 ========      ========      ========      ========
     Diluted                                     $   0.12      $   0.08      $   0.38      $   0.31
                                                 ========      ========      ========      ========

Non-GAAP net earnings per share :
     Basic                                       $   0.13      $   0.10      $   0.44      $   0.38
                                                 ========      ========      ========      ========
     Diluted                                     $   0.12      $   0.10      $   0.43      $   0.37
                                                 ========      ========      ========      ========

Number of shares:
     Basic                                         16,111        16,257        15,177        16,257
     Dilutive                                      16,494        16,543        15,639        16,549